UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SMSA Ballinger Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

78458L 106
(CUSIP Number)

Jeffrey M. McPhaul Munck Wilson Mandala, LLP 12770 Coit Road, Suite 600 Dallas, Texas 75251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78458L 106
1. Names of Reporting Persons. Gust Kepler
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) 00
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 14,064,990
7. 8. Shared Voting Power 0
8. 9. Sole Dispositive Power 14,064,990
9. 10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,064,990
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 56.26%(1)
14. Type of Reporting Person (See Instructions) IN
(1) As of February 10, 2016, the Issuer had 20,000,000 shares of Common Stock, par value $0.001 (“Common Stock”) and 5,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”) issued and outstanding. The Reporting Person owns 9,064,990 shares of the Issuer’s Common Stock and 5,000,000 shares of the Issuer’s Preferred Stock, each share of which is convertible into one share of Common Stock, or 45.32% of issued and outstanding shares of the Issuer’s Common Stock and 100% of the Issuer’s issued and outstanding shares of Preferred Stock, representing approximately 56.26% of the Issuer’s issued and outstanding capital stock on a fully diluted basis.

Item 1.  Security and Issuer

This statement on Schedule 13D (Amendment No. 1) (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of SMSA Ballinger Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5430 LBJ Freeway. Suite 1485, Dallas, Texas  75240.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Gust Kepler (the “Reporting Person”), an individual residing in Texas.

(b) The business address of the Reporting Person is 5430 LBJ Freeway, Suite 1485, Dallas, Texas  75240.

(c) The Reporting Person serves as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer and member of the Issuer’s Board of Directors.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person participated in a stock exchange transaction (the “Exchange Transaction”) executed pursuant to the terms of a Stock Exchange Agreement dated December 1, 2015 (the “Exchange Agreement”), whereby he exchanged (i) 9,900,000 shares of the common stock of Tiger Trade Technologies, Inc. (“Tiger Trade”) for 9,900,000 shares of the Common Stock of Issuer and (ii) 5,000,000 shares of preferred stock of Tiger Trade for 5,000,000 shares of the Preferred Stock of the Issuer.

On February 10, 2016, the Issuer subsequently entered into a Stock Cancellation Agreement (the “Kepler Cancellation Agreement”) with the Reporting Person, who is the sole Director and the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer, pursuant to which the Reporting Person cancelled and forfeited 835,010 shares of the Issuer’s Common Stock, $.001 par value per share.

Item 4.  Purpose of the Transaction

On December 1, 2015 (the “Closing Date”), the Issuer, Tiger Trade and the stockholders of Tiger Trade (each, a “Stockholder,” and together, the “Stockholders”) executed the Exchange Agreement, pursuant to which each Stockholder exchanged all of their respective issued and outstanding shares of Tiger Trade common stock, par value $0.001 (“Tiger Trade Common Stock”), on a one-for-one share basis, for an aggregate of Seventeen Million Nine Hundred Thousand (17,900,000) newly issued shares of Issuer Common Stock and each Stockholder holding issued and outstanding shares of Tiger Trade Series A Convertible Preferred Stock (“Tiger Trade Preferred Stock”) exchanged all such shares on a one-for-one share basis for an aggregate of Five Million (5,000,000) newly issued shares of Issuer Preferred Stock. As a condition precedent to consummation of the Exchange Agreement, Orsolya Peresztegi, the Issuer’s sole officer and director on the Closing Date, effected the cancellation of Seven Million Ninety-Five Thousand Six Hundred Two (7,095,602) shares of Issuer Common Stock pursuant to a Cancellation Agreement effective as of the Exchange Agreement Closing Date. Under the terms of the Cancellation Agreement, Tiger Trade paid Ms. Peresztegi a cancellation fee of Two Hundred Forty-Five Thousand Dollars ($245,000).

As a result of the Exchange Agreement and Cancellation Agreement transactions described above, the Tiger Trade Stockholders acquired, in the aggregate, approximately 85.91% of the issued and outstanding Issuer Common Stock and 100% of the issued and outstanding Issuer Preferred Stock, representing approximately 88.64% of the issued and outstanding capital stock of the Issuer on a fully-diluted basis, and Tiger Trade became a wholly owned subsidiary of the Issuer as of the Closing Date. Under the Exchange Agreement, (1) Orsolya Peresztegi, the Issuer’s sole officer and director on the Closing Date, resigned as an officer of the Issuer and the Reporting Person was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, and (2) the Reporting Person was appointed to serve as a director of the Company.

As a result of the Exchange Transaction, the business of Tiger Trade is now the principal business of the Issuer. The purpose of the stock exchange transaction was to provide Tiger Trade, as a wholly owned subsidiary of Issuer, a platform for operating in the public markets.  The Reporting Person participated in Exchange Transaction and acquired the shares of Issuer’s Common and Preferred Stock (collectively, the “Shares”) for investment purposes.  Consistent with such purposes, the Reporting Person has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Person deems relevant to his investment in the Shares and any other securities of the Issuer.

On February 8, 2016, the Issuer entered into an Agreement and Plan of Merger with Tiger Trade, providing for the merger of Tiger Trade with and into the Issuer, which remained as the surviving entity in the transaction. At the effective time of the merger, the shares of common stock and preferred stock of Tiger Trade outstanding immediately before the effective date were canceled, retired and ceased to exist. The merger became effective February 9, 2016.

On February 10, 2016, the Issuer entered into the Kepler Cancellation Agreement with the Reporting Person, who is the sole Director and the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer, pursuant to which the Reporting Person cancelled and forfeited 835,010 shares of the Issuer’s Common Stock. As a result of the consummation of the Kepler Cancellation Agreement, the Issuer’s issued and outstanding Common Stock decreased to 20,000,000 shares and the Reporting Person owns 9,064,990 such shares, representing 45.32% of issued and outstanding shares of the Issuer’s Common Stock. The Reporting Person also continues to hold 100% of the Issuer’s issued and outstanding shares of Preferred Stock, which along with the Common Stock held by the Reporting Person represents approximately 56.26% of the Issuer’s issued and outstanding capital stock on a fully diluted basis.

The Reporting Person will continue to evaluate his investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, further increase or decrease his investment position in the securities of the Issuer.  The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Person has no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of February 10, 2016, the Issuer had 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock issued and outstanding. The Reporting Person beneficially owns 9,064,990 shares of the Issuer’s Common Stock and 5,000,000 shares of the Issuer’s Preferred Stock, each share of which is convertible into one share of Common Stock, or 45.32% of issued and outstanding shares of the Issuer’s Common Stock and 100% of the Issuer’s issued and outstanding shares of Preferred Stock, representing approximately 56.26% of the Issuer’s issued and outstanding capital stock on a fully diluted basis. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by the Reporting Person during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters described in Items 3 and 4, the Reporting Person has not executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material To Be Filed As An Exhibit

Exhibit 1:  Stock Cancellation Agreement dated February 10, 2016, between SMSA Ballinger Acquisition Corp. and Gust Kepler.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016	/s/ Gust Kepler Gust Kepler, Individually

STOCK CANCELLATION AGREEMENT

This Stock Cancellation Agreement (this “Agreement”), dated effective as of February10, 2016 (the “Effective Date”), is entered into by and between Gust C. Kepler (“Stockholder”) and SMSA Ballinger Acquisition Corp., a Nevada corporation (“Company”).

WHEREAS, Stockholder is the record and beneficial owner of Nine Million Nine Hundred Thousand (9,900,000) shares of common stock, $.001 par value per share (the “Common Stock”) of the Company;

WHEREAS, the Stockholder has agreed to cancel Eight Hundred Thirty-Five Thousand Ten (835,010) shares of Common Stock (the “Subject Shares”);

NOW THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows.

1.           Cancellation of Subject Shares.  Upon the terms and subject to the conditions set forth in this Agreement, the Stockholder hereby agrees to cancel and forfeit all of the Stockholder's right, title and interest in and to the Subject Shares. Effective as of the Effective Date, the Stockholder hereby irrevocably instructs the Company and the Company’s transfer agent to cancel the Subject Shares such that the Subject Shares will no longer be outstanding on the stock ledger of the Company and such that the Stockholder shall no longer have any interest in the Subject Shares whatsoever.  The Company shall immediately deliver to the Company’s transfer agent irrevocable instructions providing for the cancellation of the Subject Shares, and the Company shall promptly reissue and deliver to Stockholder a certificate representing any shares of Common Stock held by the Stockholder in excess of the Subject Shares.

2.           Entire Agreement.  This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understanding related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied in this Agreement or the written statement, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not set forth.

3.           Governing Law.  This Agreement shall be governed in all respects, including validity, construction, interpretation and effect, by the laws of the State of Texas (without regard to principles of conflicts of law).

4.           Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of the appropriate state or federal court in the State of Texas for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby.  Each party agrees to commence any such action, suit or proceeding in Dallas, Texas.

5.           Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.           Further Assurances.  Each party shall, at the request of the other party, at any time and from time to time following the Effective Date promptly execute and deliver, or cause to be executed and delivered, to such requesting party all such further instruments and take all such further action as may be reasonably necessary or appropriate to carry out the provisions and intents of this Agreement and of the instruments delivered pursuant to this Agreement.

7.           Severability of Provisions.  If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of the Agreement, or the application of such provision or portion of such provision is held invalid or unenforceable to person or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and such provision or portion of any provision as shall have been held invalid or unenforceable shall be deemed limited or modified to the extent necessary to make it valid and enforceable, in no event shall this Agreement be rendered void or unenforceable.

8.           Captions.  All section titles or captions contained in this Agreement are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

***Signature Page Follows***

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the Effective Date.

SMSA BALLINGER ACQUISITION CORP. By: ________________________ Gust C. Kepler, President ____________________________ Gust C. Kepler, Individually

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